SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the date of December 11, 2003

Metal Storm Limited

(Translation of registrant’s name into English)

Level 34 Central Plaza One

345 Queen St

Brisbane, QLD 4000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):  ☐

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

INDEX TO EXHIBITS

Item

1.	ASX release “Metal Storm Acquires U.S. Based Defence Engineering Company” dated December 11, 2003.

METAL STORM LIMITED A.C.N. 064 270 006 Item 1 METAL STORM ACQUIRES U.S. BASED DEFENCE ENGINEERING COMPANY

BRISBANE, AUSTRALIA – December 11, 2003 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX) has completed the acquisition of US manufacturer ProCam Machine LLC (ProCam). The acquisition enables Metal Storm to accelerate its development of prototype weapon systems for demonstration to potential US defence industry customers and partners.

Under the terms of the transaction Metal Storm has issued approximately 5.1 million ordinary shares in consideration for the acquisition of all of the issued equity in, and outstanding promissory notes issued by, ProCam. Metal Storm has also assumed approximately US$2.5 million of ProCam debt. The total consideration given by Metal Storm for the acquisition of the equity and promissory notes and for the assumption of debt is equivalent to approximately US$4.3 million

The ProCam vendors have agreed to certain restrictions on the transfer or disposal of the shares issued to them under this transaction.

ProCam manufactures precision-machined parts for the defence, electronics, aircraft and space propulsion industries. ProCam has established contracts with a number of major defence industry contractors and maintains an ISO-9001:2000.

ProCam has a certified 26,000 square feet manufacturing facility north of Seattle. In the 9 months ended September 30, 2003 the company produced revenues of US$3.1 million.

Metal Storm’s Chief Executive Officer, Mr Charles Vehlow said ProCam’s engineering, metallurgy and prototyping expertise and state-of-the art equipment has strengthened Metal Storm’s development and production capabilities.

“ProCam’s founders Ray Prokorym and Bruce Campbell have built a highly reputable organisation that consistently delivers quality products and excellent service under long term defence contracts,” said Mr Vehlow.

“In addition, ProCam’s customer base complements our own development efforts. We now have a foundation in the US defence engineering sector to build upon as we move toward our goal of securing commercial production contracts,” he said.

The New York based investment bank Global Markets Capital Group, LLC advised and assisted Metal Storm Limited during the acquisition process.

Visit www.metalstorm.com

About Metal Storm:

Metal Storm Limited is a research and development company based in Brisbane, Australia. The company is capturing attention from defence and non-military organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs.

www.procammachine.com

About ProCam Machine:

ProCam is a manufacturer of complex, precision-machined components and assemblies. Founded in 1995, its world-class team has earned a reputation as lean manufacturing specialists, supporting the varied requirements of current and emerging customers. At its 26,000 sq ft facility north of Seattle, Washington, ProCam works closely with customers in all stages of the manufacturing, from development to production, and are recognised for a focus on quality and responsiveness.

Safe Harbour:

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Company Contact:	Investor Contact:	Media Contact:
Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL02 9964 0200	TEL: 07 2320 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED (Registrant)

By:	/s/ SYLVIE MOSER-SAVAGE
Name:	Sylvie Moser-Savage
Title:	Company Secretary

Date: December 11 , 2003

* Print the name and title of the signing officer under his Signature.